UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Acquisition

Press release

15 September 2011

PEARSON ACQUIRES CONNECTIONS EDUCATION
Gains leading position in fast-growing market for virtual schools

Pearson, the world's leading learning company, is announcing today the acquisition of Connections Education from an investor group led by Apollo Management, L.P. for $400m in cash.

Through its Connections Academy business, the company operates online or 'virtual' public schools in 21 states in the US-serving more than 40,000 students in the current school year. These virtual charter schools are accredited and funded by the relevant state and are free to parents and students who choose a virtual school in place of a traditional public institution or other schooling options.

Virtual schools serve a diverse population of students including those who may be gifted, struggling, pursuing careers in sports or the arts, in need of scheduling flexibility, or who have chosen home schooling. It is a large and rapidly-growing segment in US K-12 education: in 2010, 48 states and Washington, D.C. had virtual school programmes and 27 states allowed virtual charter schools. Approximately 200,000 students attended full-time online courses and an estimated 1.5 million students took one or more courses online. (Source: Keeping Pace with K-12 Online Learning, 2010, Evergreen Education Group).

Connections Education has produced revenue growth of more than 30% in each of the past three years and expects to generate revenues of approximately $190m in 2011. Pearson expects the acquisition to enhance adjusted earnings per share from 2012, its first full year, including integration costs, and to generate a return on invested capital above Pearson's weighted average cost of capital from 2013. The transaction is subject to a Hart-Scott-Rodino review.

Since its founding in 2001, Connections Academy has built a complete virtual school system to support personalized learning for each student. This includes high-quality teachers, training for learning coaches (who are often parents), digital and print curriculum materials (already often from Pearson), provision of computers, assessment and reporting tools, social events and learning technologies. Connections Academy has developed proprietary technologies including education management system Connexus which provides on-demand access to schedules, lessons, gradebooks, resources and teachers; teaching tool LiveLesson which allows teachers to lead real-time interactive and adaptive classes over the internet; and a wide range of multimedia curriculum tools and games.

Connections Academy Schools perform favourably compared with other full-time online programmes and have consistently received high performance ratings, particularly in states focused on measuring growth in student learning. Parents of students enrolled in Connections Academy schools give consistently high satisfaction ratings: in the 2010-11 school year, more than 92% of parents gave their Connections Academy school a grade of 'A' or 'B'.

Connections Education has recently launched a new division, Connections Learning, which makes its courses and technologies available to educational institutions and other organizations in the US and globally. It supports the development of blended learning environments which combine classroom and online instruction and will further broaden Pearson's range of school services across curriculum materials, assessment and learning technologies. Connections Learning also operates the National Connections Academy private online school that serves students throughout the US and internationally.

For Pearson, the acquisition provides a leading position in the fast-growing virtual school segment and the opportunity to apply Connections Education's skills and technologies in new segments and geographic markets. It extends Pearson's investment in education services and technologies that have both a direct connection with the learner and a strong record of enhancing student achievement.

Marjorie Scardino, Pearson's chief executive, said: "For a decade or more, we've invested in education technologies that have the potential to make learning more effective for each child. Connections Education does that. Virtual schooling is an attractive choice for a growing group of American parents and in the next decade it will take off in other countries. Beyond that, Connections Education has developed a broad array of highly effective learning tools that we intend to make available to all kinds of schools and all kinds of students."

Based in Baltimore, Maryland, Connections Education is headed by co-founder Barbara Dreyer. She will stay on as CEO of Connections Education and as a senior executive at Pearson.

Dreyer said, "Joining forces with Pearson gives Connections Education the opportunity to share our proven virtual education solutions with a much wider global audience, and collaborate with the developers at Pearson in creating an even more robust set of online and blended offerings for students of all ages. We look forward to growing this business and making high-quality digital learning available to anyone, anywhere."

Will Ethridge, CEO of Pearson North America, said, "We see Connections Education as highly complementary to our own business, and it provides an opportunity for developing new models of instruction and increasing the effectiveness of Pearson's global educational programs. Our joint goal is to ensure that every student is college and career-ready when they graduate."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith          +44 (0)207 010 2310

About Pearson

Pearson is the world's leading learning company. Its major businesses are: Pearson, the global leader in education, providing print and digital learning materials and services used by millions of students of all ages every year; The Financial Times Group, which has an international network of business and financial newspapers and online services that are read by millions of business executives and investors every day; and Penguin Group, which is one of the pre-eminent names in consumer publishing, with an unrivalled range of fiction and non-fiction, bestsellers, and classic titles. Through its books, newspapers and online products and services, Pearson helps people of all ages to live and learn. See www.pearson.com.

About Connections Education

Connections Education is an accredited provider of high-quality, highly accountable virtual education for students in grades K-12, and online learning solutions to educational institutions globally. Through tuition-free public schools, full-time and part-time private school programs, and turnkey online courses for bricks and mortar schools, Connections Academy delivers superior, personalized education for students, accessible anywhere. The combination of certified teachers, a proven curriculum, technology tools, and community experiences creates a supportive and successful online learning opportunity for families and children who want an individualized approach to education. See www.connectionseducation.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  15 September 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary